UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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CONTENTS

On April 2, 2013, Formula Systems (1985) Ltd. (“Formula” or the “Company”) held its annual general meeting of shareholders (the “Annual Meeting”). All four (4) proposals submitted by Formula’s Board of Directors (the “Board”) to the Company’s shareholders, which were described at greater length in the proxy statement for the Annual Meeting (which was annexed as Exhibit 99.1 to the Company's Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on February 28, 2013) (the “Proxy Statement”), were approved at the Annual Meeting, including:

Proposal 1: The re-election of Mr. Marek Panek and Ms. Dafna Cohen, and the election of Mr. Rafal Kozlowski, to the Company’s Board of Directors, each for a term expiring at Formula’s next annual general meeting of shareholders.

Proposal 2: The election of Mr. Eli Zamir and Ms. Iris Yahal as external directors of the Company, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, and the terms of the compensation to be paid to them.

Proposal 3: The terms of the compensation to be paid to Mr. Kozlowski as a member of the Board of Directors (as described in the Proxy Statement).

Proposal 4: The re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ended December 31, 2012 and until the Company’s next annual general meeting of shareholders.

The description of each of the above proposals that were approved by the Company’s shareholders, as set forth in the Proxy Statement, is incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: April 2, 2013	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer

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